FAMILY ROOM ENTERTAINMENT CORPORATION
8530 Wiltshire Boulevard, Suite 420
Beverly Hills, California 90211
Office: 310-659-9411 Fax: 310-659-9472

May 16, 2005

Johanna Vega Losert
Attorney-Advisor
Division of Corporate Finance
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W. Mail Stop 0305
Washington, D.C. 20549-0405

Re: Family Room Entertainment Corporation
Form SB-2 filed April 28, 2005
File No. 333-121628

Via Fax: 202-772-9202
Phone: 202-557-3325

Dear Ms. Losert:

Included are the responses to the comments listed on the SEC letter dated May 11, 2005.

Management’s Discussion and Analysis, page 15

Liquidity and Capital Resources, page 18
1.
We note your response to our prior comment 6. We note in your disclosure on page 18 that you focus on return on investment when evaluation your financial condition and operating performance. However, we do not see a discussion in your response regarding how you evaluate your return on investment of projects to be taken on and how this affects your management of your financial condition on an on-going basis. Please revise your disclosure to discuss how you evaluate your liquidity needs and financial condition on an on-going basis, and how the return on investment metric assists you in this evaluation.

The below disclosure has been added.

FMLY’s evaluation of return on investment is a two-phase process. In the first phase we evaluate the project against the resources that we have available to determine if we can arrange for talent, directors and/and or production and/or distribution financing. Once a suitable project is identified, our decision on participation in that project is based our ability to recover projected costs, including our option on the project, development costs and our producer fees. We generally seek to obtain producers fees and a net profit participation that we believe will provide ten times the cost of our option on the project and our related development costs. Although our target return is on investment is high, we believe that it is necessary because it helps cover the cost of closed or abandoned projects.

FMLY Summary of Film Project History, page 24

2. We note your response to our prior comment 9. Included in your response is the last sentence, “To date, FMLY has not received any profit participation for “Narc” or “The Badge”. However, this is not included in the revised Form SB-2 filing. Please revise your filing to include this statement.

Disclosure added to “Narc” and “”The Badge” sections in the schedule.

Sincerely,

s/s George Furla__________________
George Furla
Chief Executive Officer
Family Room Entertainment Corporation